The New York Times Building
37th Floor
620 Eighth Avenue
New York, NY 10018-1405
212.808.2700
Fax 212.286.9806

November 6, 2013

Via EDGAR (Correspondence)

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Jeffrey P. Riedler, Assistant Director

Re:	TetraLogic Pharmaceuticals Corporation Amendment No. 3 to Registration on Form S-1 Filed October 31, 2013 File No. 333-191811

Dear Mr. Riedler:

        We are submitting this letter on behalf of our client, TetraLogic Pharmaceuticals Corporation (the "Company"), in response to the written comments of the staff (the "Staff") of the United States Securities and Exchange Commission (the "SEC") contained in your letter, dated November 5, 2013 (the "Comment Letter") in connection with the Company's Registration Statement on Form S-1, as originally submitted in confidential draft format to the SEC on September 16, 2013, as permitted by Section 6(e) of the Securities Act of 1933, as amended (the "Securities Act"), and as originally filed with the SEC on October 18, 2013 and as amended most recently on October 31, 2013.

        For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company's response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Registration Statement. All page number references in the Company's responses are to page numbers in Amendment No. 4 to the Registration Statement (the "Registration Statement"), which is being filed concurrently with this response.

        Under separate cover you will shortly be receiving tape-bound printed copies of Amendment No. 4 to the Registration Statement marked to show changes from Amendment No. 3. We are happy to provide additional copies if desired.

Prospectus Summary, page 1

Our Strategy, page 6

  1.
  We note your response to our prior Comment 10. Please revise your disclosure to provide additional description of the end of Phase 2 meeting with the FDA. In particular, please indicate the principal purpose and objectives of such a meeting.

        The Company respectfully acknowledges the Staff's comment. Disclosure has been added to pages 6 and 82 in response to the comment.

Capitalization, page 53

  2.
  Please revise your disclosure to clarify if the pro forma includes the conversion of the convertible notes and warrants issued in October 2013 into shares of common stock, as page 53 discloses they are included and page 54 notes they are excluded.

        The Company respectfully acknowledges the Staff's comment. The pro forma capitalization includes the conversion of the convertible notes and warrants issued in October 2013 into shares of common stock. Disclosure has been added to page 53 in response to the comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 59

Critical Accounting Policies and Significant Judgments and Estimates, page 61

Stock-Based Compensation, page 61

  3.
  We acknowledge your responses to our prior Comments 16, 17 and 18. We will continue to defer our evaluation of stock compensation until an IPO price has been set. At that time, please address the following:

  •
  Once you can reasonably estimate the IPO price, provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance;

  •
  Disclose the intrinsic value of outstanding vested and unvested options as of the most recent practicable date based on the estimated offering price; and

  •
  Continue to update your disclosure for all equity related transactions, including any options, warrants, or convertible note or preferred stock issuances, through the effective date of the registration statement.

        The Company respectfully acknowledges the Staff's comment. The Company filed supplemental correspondence on November 5, 2013 to advise the Staff of the expected price range of the initial public offering and to address the Staff's comment. The Company advises the Staff that, rather than as stated in our November 5, 2013 correspondence to the Staff, the Company will offer 6,428,571 shares of common stock plus an additional 964,285 shares that the Company has granted the underwriters pursuant to a 30-day option to purchase to cover over-allotments, if any. In addition, in response to the Staff's comment, additional disclosure has been added to the Registration Statement to add additional details of its equity pricing rationale. Disclosure has been added to pages 62, 66, 67 and 68.

Business, page 77

Clinical Programs, page 83

  4.
  We note your response to our prior Comment 22. Please revise your disclosure at page 88 with respect to the safety data for clinical trials of birinapant for CRC to provide the following information:

  •
  Of the adverse events listed, please identify which were related to birinapant;

  •
  Identify the severity of the adverse events experienced; and

  •
  Identify the number of patients that experienced each adverse event.

    Please revise your disclosure at page 91 with respect to the safety data for clinical trials of birinapant for MDS to identify the number of patients that experienced each adverse event.

    For purposes of clear presentation, it may be helpful to provide the requested information in tabular form.

        The Company respectfully acknowledges the Staff's comment. Disclosure has been added to pages 88, 89, 91 and 92 in response to the comment.

  5.
  Please include a common definition for each treatment-related adverse event (e.g., alopecia, arthralgia, asthenia, dyspnea, hypoalbuminaemia, hypokalaemia, hyponatraemia, hypotension, neutropenia, peripheral edema, peripheral motor neuropathy, dysgeusia, pyrexia, stomatitis, thrombocytopenia, leukopenia, aspartate aminotransferase).

        The Company respectfully acknowledges the Staff's comment. Disclosure has been added to pages 88 and 91 in response to the comment.

  6.
  We note your response to our prior Comment 29. Please revise your disclosure on page 93 to define the term "epithelial ovarian cancer" to provide a reasonable investor with an understanding of the term.

        The Company respectfully acknowledges the Staff's comment. Disclosure has been added to page 94 to define "epithelial ovarian cancer," which is a type of cancer that comes from the tissue that covers the ovary.

Notes to Financial Statements September 30, 2013, page F-37

11. Subsequent Events, page F-54

  7.
  Please revise your disclosure to provide the terms of the convertible promissory notes and warrants in connection with the October 2013 issuance, including conversion and the exercise price.

        The Company respectfully acknowledges the Staff's comment. Disclosure has been added to page F-54 and F-55 in response to the comment.

***********

        We thank you for your prompt attention to this letter responding to the Registration Statement and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 808-2754.

Sincerely,

Brian Korn

cc:	Via E-Mail
Securities and Exchange Commission Scott Wuenschell Joel Parker Christina De Rosa Bryan Pitko
TetraLogic Pharmaceuticals Corporation J. Kevin Buchi Pete A. Meyers Richard Sherman
Pepper Hamilton LLP Jeffrey P. Libson Steven J. Abrams Alexander D. Gonzalez Andrew D. Kupchik
Cooley LLP Brent B. Siler Andrew S. Williamson Brian F. Leaf Robert E. Jones
Nasdaq OMX Group, Inc. Keely J. Moxley